UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      (Amendment No.     )*
                                     ---

                    Battle Mountain Gold Company
- ---------------------------------------------------------------------
                          (Name of Issuer)

               Common Stock, par value $0.10 per share
- ---------------------------------------------------------------------
                     (Title Class of Securities)

                              07159310
- ---------------------------------------------------------------------
                           (CUSIP Number)

                          Kevin N. Thompson
            Vice-President, Secretary and General Counsel
                            Noranda Inc.
         P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                      Toronto, Ontario  M5J 2T3
                           (416) 982-7475
- ---------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                            July 19, 1996
- ---------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[X].   (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                 SEC 1746 (12-91)


                          SCHEDULE 13D
CUSIP No.    07159310                     Page  2  of  58  Pages
          --------------                      ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Kerr Addison Mines Limited
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           British Columbia
NUMBER 7     SOLE VOTING POWER
  OF
SHARES          65,242,526 shares
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-         65,242,526 shares
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         65,242,526 shares

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.5%
  14   TYPE OF REPORTING PERSON*

           CO
                          SCHEDULE 13D
CUSIP No.    07159310                     Page  3  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Brenda Mines Ltd.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           British Columbia
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,310,631 shares through its 25% interest in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.1%
  14   TYPE OF REPORTING PERSON*

           CO

                          SCHEDULE 13D
CUSIP No.    07159310                     Page  4  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Noranda Inc.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       65,242,526 shares through its direct and indirect interests in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.5%
  14   TYPE OF REPORTING PERSON*

           CO

                          SCHEDULE 13D
CUSIP No.    07159310                     Page  5  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Partners Limited
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)          [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,708,721 shares through its 8.75% indirect interest in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.5%
  14   TYPE OF REPORTING PERSON*

           CO
                          SCHEDULE 13D
CUSIP No.    07159310                     Page  6  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Brascan Limited
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,836,040 shares through its 39.6% indirect interest in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.3%
  14   TYPE OF REPORTING PERSON*

           CO
                          SCHEDULE 13D
CUSIP No.    07159310                     Page  7  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Edper Group Limited
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,644,635 shares through its 13.25% indirect interest in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.8%
  14   TYPE OF REPORTING PERSON*

           CO
                          SCHEDULE 13D
CUSIP No.    07159310                     Page  8  of  58  Pages
          -----------                         ---     ----

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Hees International Bancorp Inc.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b)[ ]
  3    SEC USE ONLY
  4    SOURCE OF FUNDS*

           00
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario
NUMBER 7     SOLE VOTING POWER
  OF
SHARES           0
BENEFI 8     SHARED VOTING POWER
CIALLY
OWNED            0
  BY   9     SOLE DISPOSITIVE POWER
 EACH
REPORT-          0
 ING
PERSON 10     SHARED DISPOSITIVE POWER
 WITH
                 0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,730,606 shares through its 17.98% indirect interest in its affiliate, Kerr Addison Mines Limited

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                       [ ]
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%
  14   TYPE OF REPORTING PERSON*

           CO

Item 1.   Security and Issuer

          This statement on Schedule 13D relates to the Common Stock, par value $0.10 per share, of Battle Mountain Gold Company ("BMG"), a corporation incorporated under the laws of the State of Nevada, with its principal executive offices located at 333 Clay Street, 42nd Floor, Houston, Texas, U.S.A. 77002-4103.

          The Reporting Persons described herein beneficially own Exchangeable Shares of Battle Mountain Canada Ltd. ("BM Canada"), formerly Hemlo Gold Mines Inc., a corporation incorporated under the laws of the Province of Ontario with its principal executive offices located at One Adelaide Street East, Suite 2700, Toronto, Ontario, M5C 2Z6. The Exchangeable Shares of BM Canada were acquired by the Reporting Persons upon the closing of a combination of BMG and BM Canada pursuant to an amended and restated combination agreement (the "Combination Agreement") between BMG and BM Canada, dated March 11, 1996.

          The Exchangeable Shares of BM Canada are exchangeable at any time at the option of the holder on a one-for-one basis for shares of Common Stock of BMG. Pursuant to a voting, support and exchange trust agreement (the "Voting, Support and Exchange Trust Agreement") between BMG, BM Canada and a Canadian trust company, holders of Exchangeable Shares of BM Canada are able to exercise the same voting rights with respect to BMG as they would after exchange of their Exchangeable Shares of BM Canada for Common Stock of BMG. Holders of Exchangeable Shares of BM Canada are also entitled to receive dividends economically equivalent to any dividends paid on the Common Stock of BMG and to participate in any liquidation of BMG on the same basis as holders of Common Stock of BMG. Accordingly, while the Exchangeable Shares are securities of BM Canada, they entitle their holders to dividends and other rights economically equivalent to Common Stock of BMG and, through the Voting, Support and Exchange Trust Agreement, to vote at meetings of stockholders of BMG.

Item 2.   Identity and Background

           This statement is being filed by Partners Limited ("Partners"), The Edper Group Limited ("Edper"), Hees International Bancorp Inc. ("Hees"), Brascan Limited ("Brascan"), Noranda Inc. ("Noranda"), Brenda Mines Ltd. ("Brenda Mines"), a direct and indirect wholly-owned subsidiary of Noranda, and Kerr Addison Mines Limited ("Kerr Addison"), a direct and indirect wholly-owned subsidiary of Noranda (collectively, the "Reporting Persons").

           Partners is a corporation incorporated under the laws of the Province of Ontario, Canada. It is a private holding company. Its principal and business address is P.O. Box 770, Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

           Edper is a corporation amalgamated under the laws of the Province of Ontario, Canada. It is a diversified financial company listed on The Toronto Stock Exchange. Its principal and business address is P.O. Box 770, Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

           Hees is a corporation incorporated under the laws of the Province of Ontario, Canada. It is a diversified financial company listed on The Toronto Stock Exchange and on The Montreal Exchange. Its principal and business address is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

          Brascan is a corporation incorporated under the laws of Canada. It is a diversified holding company that is listed on The Toronto Stock Exchange. Its principal and business address is Suite 4400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

           Noranda is a corporation amalgamated under the laws of the Province of Ontario, Canada. It is one of the world's largest diversified natural resource companies. Its principal and business address is P.O. Box 755, Suite 4100, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.

           Brenda Mines is a corporation incorporated under the laws of the Province of British Columbia, Canada. It does not currently carry on any active business. The address of its principal office is One Adelaide Street East, Suite 2700, Toronto, Ontario, M5C 2Z6.

           Kerr Addison is a corporation continued under the laws of the Province of British Columbia, Canada. It does not currently carry on any active business. Its principal and business address is One Adelaide Street East, Suite 2700, Toronto, Ontario, M5C 2Z6.

           Kerr Addison owns 65,242,526 Exchangeable Shares of BM Canada, representing approximately 44.1% of the Exchangeable Shares of BM Canada, based on 148,096,321 Exchangeable Shares outstanding as of July 19, 1996. These Exchangeable Shares represent beneficial ownership of the same number of shares of Common Stock of BMG, which would represent approximately 28.5% of the Common Stock of BMG if all 148,096,321 Exchangeable Shares outstanding were exchanged for shares of Common Stock of BMG or were treated as a single class with the 81,339,897 shares of Common Stock outstanding as of June 5, 1996, as reported in the Joint Management Information Circular and Proxy Statement (the "Joint Management Circular and Proxy Statement") of BMG and Hemlo Gold Mines Inc., dated June 7, 1996. Brenda Mines owns 25% of the common shares of Kerr Addison; Noranda owns the other 75% of Kerr Addison's common shares. Noranda directly and indirectly exercises control over 100% of the outstanding common shares of Brenda Mines. Noranda is indirectly controlled by Partners through its direct and indirect holdings in Brascan, Hees and Edper. Brascan indirectly exercises control over approximately 40.0% of the common shares of Noranda through its subsidiaries, Noranda Equities Inc. and Brascade Holdings Inc., and through Brascade Holdings Inc.'s subsidiary, Brascade Resources Inc., Brascan Holdings Inc. owns approximately 45% of the common shares of Brascan Limited. All of the voting common shares of Brascan Holdings Inc. are held directly or indirectly by Edper and by Hees. Edper holds a direct and indirect 47% voting interest in Hees. Edper is controlled as to 66% by Partners, the common shares of which are owned directly or indirectly by a number of individuals including the following individuals who are also directors and, in some cases, officers of Noranda: Jack L. Cockwell, J. Trevor Eyton, Robert J. Harding, David W. Kerr and
E. Courtney Pratt. Exhibit 1 incorporated by reference hereto contains a diagram showing the intermediary companies excluding wholly-owned subsidiaries in the chain of control between Partners and Kerr Addison as described herein.

           The name, citizenship, present position with the Reporting Persons, present principal occupation and business address of each of the directors and officers of the Reporting Persons are set out in Schedule 1 hereto. The information herein and in Schedule 1 with respect to the persons named therein is based on the knowledge of the Reporting Persons.

           None of the Reporting Persons or the persons listed in
Schedule 1 has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws as a result of being party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.   Source and Amount of Funds or Other Consideration

           Kerr Addison acquired the Exchangeable Shares of BM Canada upon the closing of transactions relating to the combination of BMG and BM Canada pursuant to the Combination Agreement. Prior to the closing, Kerr Addison owned 44,082,788 common shares of Hemlo Gold Mines Inc. (now BM Canada) which had been transferred to it by Noranda on or about July 16, 1996. Upon closing, Kerr Addison received 1.48 Exchangeable Shares of BM Canada for each common share of Hemlo Gold Mines Inc. As a result, Kerr Addison owns 65,242,526 Exchangeable Shares of BM
Canada, representing beneficial ownership of the same number of shares of, or approximately 28.5% of, the Common Stock of BMG, assuming all 148,096,321 Exchangeable Shares outstanding as of July 19, 1996 were exchanged for shares of such Common Stock or were treated as a single class with the 81,339,897 shares of Common Stock outstanding as of June 5, 1996.

Item 4.   Purpose of Transaction

           The Reporting Persons acquired the Exchangeable Shares of BM Canada for investment purposes.

           No Reporting Person and none of the persons listed  in
Schedule 1 has any current plan or proposal that would result in the types of transactions set forth in subparagraphs (a) through
(j) of item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

            (a)    Kerr   Addison  beneficially  owns  65,242,526
Exchangeable Shares of BM Canada which represent beneficial ownership of the same number of shares of Common Stock of BMG, and accordingly, such Exchangeable Shares represent approximately 28.5% of the Common Stock of BMG based on the 148,096,321 Exchangeable Shares outstanding as of June 19, 1996 being treated as a single class with the 81,339,897 shares of Common Stock outstanding as of June 5, 1996, as reported in the Joint Management Circular and Proxy Statement.

          (b) Kerr Addison has the sole power to direct the vote and sole power to direct disposition of all of the Exchangeable Shares of BM Canada beneficially owned by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the Exchangeable Shares of BM Canada (and the Common Stock of BMG into which they are exchangeable) held by Kerr Addison through their respective direct and/or indirect interests in Kerr Addison. The respective direct and/or indirect proportionate interests of the other Reporting Persons in these shares owned by Kerr Addison are as follows:


                         Propor-
                         tionate                       % of
      Reporting Person   Interest    No. of shares   BMG shares
      ----------------   ---------   -------------   -----------

      Partners              8.75%         5,708,721     2.5%
      Edper                13.25%         8,644,635     3.8%
      Hees                 17.98%        11,730,606     5.1%
      Brascan               39.6%        25,836,040    11.3%
      Noranda                100%        65,242,526    28.5%
      Brenda Mines          25.0%        16,310,631     7.1%



           (c) No transactions involving the Common Stock of BMG or Exchangeable Shares of BM Canada were effected during the past 60 days by Kerr Addison or any other Reporting Person, other than the acquisition of Exchangeable Shares of BM Canada by Kerr Addison upon closing of the transactions contemplated by the Combination Agreement.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Exchangeable Shares of BM
Canada referred to herein.

          (e)  Not Applicable.

           No person listed in Schedule 1 to this Schedule 13D, except as described therein, either directly or indirectly, (i) beneficially owns any Common Stock of BMG, (ii) has the sole power to vote or direct the vote of any Common Stock of BMG,
(iii) has the shared power to vote or direct the vote of any Common Stock of BMG, (iv) has the sole power to dispose or direct the disposition of any Common Stock of BMG, or (v) has the shared power to dispose or direct the disposition of any Common Stock of BMG. Except as described therein, there have been no transactions relating to the Common Stock of BMG effected during the past 60 days by any of the persons listed in Schedule 1.

Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships with Respect to Securities of the Issuer

           Kerr Addison and Noranda (together, the "Noranda Parties") and BMG have entered into a registration rights agreement (the "Registration Rights Agreement"), dated July 19, 1996, pursuant to which BMG has agreed to provide the Noranda Parties with registration rights under United States law and secondary offering cooperation rights under Canadian law with respect to the Exchangeable Shares of BM Canada or the Common Stock of BMG. These registration rights include up to five "demand" registrations and an unlimited number of "piggyback" registrations with respect to common equity offerings by BMG. The registration rights will survive so long as the Noranda Parties own Exchangeable Shares of BM Canada or Common Stock of BMG equivalent to more than 5% of the outstanding Exchangeable Shares and shares of Common Stock of BMG, considered as one class. The Registration Rights Agreement is filed as Exhibit 2 to this Schedule 13D.

           In addition, BMG and Noranda have entered into a tax cooperation agreement (the "Tax Cooperation Agreement"), dated July 19, 1996, setting forth the terms upon which Noranda is to be informed of the circumstances that could result in BMG's becoming a "United States real property holding corporation" within the meaning of Section 897 of the United States Internal Revenue Code of 1986, as amended. The Tax Cooperation Agreement is filed as Exhibit 3 to this Schedule 13D.

Item 7.   Materials to be Filed as Exhibits

          Schedule   1: The  name, citizenship,  present position
                        with   the  Reporting   Persons,  present
                        principal occupation and business address
                        (or if not available, residence address) of each of the directors and officers of the corporate Reporting Persons.

          Schedule 2:    Joint Filing Statement.

          Exhibit 1:     Corporate Organizational Chart.

          Exhibit 2: Registration Rights Agreement, dated as of July 19, 1996, between Noranda, Kerr
                         Addison and BMG.

          Exhibit  3:    Tax  Cooperation Agreement,  dated as of
                         July  19,  1996, between Noranda and BMG.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 29, 1996.


                              NORANDA INC.


                              By: /s/George M. Penna
                                  ------------------------------
                                   Name:  George M. Penna
                                   Title:  Vice-President, Taxation


                              PARTNERS LIMITED


                              By:  /s/Brian D. Lawson
                                  ------------------------------
                                   Name:  Brian D. Lawson
                                   Title: Secretary-Treasurer


                              THE EDPER GROUP LIMITED


                              By: /s/Brian D. Lawson
                                  ------------------------------
                                  Name:  Brian D. Lawson
                                  Title: Vice President and
                                         Secretary


                              HEES INTERNATIONAL BANCORP INC.


                              By: /s/Anne Arone
                                  ------------------------------
                                  Name:  Anne Arone
                                  Title: Vice President and
                                         Corporate Secretary


                              BRASCAN LIMITED


                              By: /s/Anne Arone
                                  ------------------------------
                                  Name:  Anne Arone
                                  Title: Vice President and
                                         Secretary

                              BRENDA MINES LTD.


                              By:  /s/David L. Bumstead
                                   ------------------------------
                                   Name:  David L. Bumstead
                                   Title: President


                              KERR ADDISON MINES LIMITED


                              By:  /s/David L. Bumstead
                                   ------------------------------
                                   Name:  David L. Bumstead
                                   Title: Chairman


                        SCHEDULE 1 (FN1)
                        ----------------

PARTNERS LIMITED
- ----------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

Gordon E. Arnell      Director of Partners      P.O. Box 770
Canadian              Limited; Chairman and     Suite 4440, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Brookfield Properties  Toronto, Ontario
                      Corporation               M5J 2T3

Peter F. Bronfman     Director and Chairman of  P.O. Box 770
Canadian              Partners Limited; Senior  Suite 4440, BCE Place
                      Chairman of The Edper     181 Bay Street
                      Group Limited             Toronto, Ontario
                                                M5J 2T3

Jack L. Cockwell      Director and Co-Chief     P.O. Box 762
Canadian              Executive of Partners     Suite 4400, BCE Place
                      Limited; President and    181 Bay Street
                      Chief Executive Officer   Toronto, Ontario
                      of Brascan Limited        M5J 2T3

Gordon R. Cunningham  Director of Partners      255 Dufferin Avenue
Canadian              Limited; President and    London, Ontario
                      Chief Executive Officer   N6A 4K1
                      of London Life Insurance
                      Company and London
                      Insurance Group Inc.

J. Trevor Eyton       Director of Partners      P.O. Box 762
Canadian              Limited; Chairman of      Suite 4400, BCE Place
                      Brascan Limited           181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

FN1 None of the persons listed in this Schedule 1 has any direct or indirect interest in BMG, except for David W. Kerr who, as of July 19, 1996, owns 1,480 Exchangeable Shares of BM
     Canada.

J. Bruce Flatt        Director of Partners      P.O. Box 762
Canadian              Limited; Managing         Suite 4400, BCE Place
                      Partner and Executive     181 Bay Street
                      Vice-President of Hees    Toronto, Ontario
                      International Bancorp     M5J 2T3
                      Inc.
Robert J. Harding     Director of Partners      P.O. Box 770
Canadian              Limited; President and    Suite 4440, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Hees International     Toronto, Ontario
                      Bancorp Inc.              M5J 2T3

David W. Kerr         Director and Co-Chief     P.O. Box 755
Canadian              Executive of Partners     Suite 4100, BCE Place
                      Limited; Chairman and     181 Bay Street
                      Chief Executive Officer   Toronto, Ontario
                      of Noranda Inc.           M5J 2T3

Brian D. Lawson       Director and Secretary-   P.O. Box 762
Canadian              Treasurer of Partners     Suite 4400, BCE Place
                      Limited; Managing         181 Bay Street
                      Partner, Merchant         Toronto, Ontario
                      Banking of Hees           M5J 2T3
                      International Bancorp
                      Inc.
George E. Myhal       Director of Partners      P.O. Box 762
Canadian              Limited; President and    Suite 4400, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Trilon Financial       Toronto, Ontario
                      Corporation               M5J 2T3

E. Courtney Pratt     Director of Partners      P.O. Box 755
Canadian              Limited; President of     Suite 4100, BCE Place
                      Noranda Inc.              181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Timothy R. Price      Director and President    P.O. Box 762
Canadian              of Partners Limited;      Suite 4400, BCE Place
                      Chairman of Hees          181 Bay Street
                      International Bancorp     Toronto, Ontario
                      Inc.                      M5J 2T3



THE EDPER GROUP LIMITED
- -----------------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

Gordon E. Arnell      Director of The Edper     P.O. Box 770
Canadian              Group Limited; Chairman   Suite 4440, BCE Place
                      and Chief Executive       181 Bay Street
                      Officer of Brookfield     Toronto, Ontario
                      Properties Corporation    M5J 2T3

Peter F. Bronfman     Director and Senior       P.O. Box 770
Canadian              Chairman of The Edper     Suite 4440, BCE Place
                      Group Limited; Chairman,  181 Bay Street
                      Partners Limited          Toronto, Ontario
                                                M5J 2T3

Jack L. Cockwell      Director and Co-Chief     P.O. Box 762
Canadian              Executive Officer of The  Suite 4440, BCE Place
                      Edper Group Limited;      181 Bay Street
                      President and Chief       Toronto, Ontario
                      Executive Officer,        M5J 2T3
                      Brascan Limited

Sy Eber               Director of The Edper     Eber & Associates Inc.
Canadian              Group Limited;            2 Bloor Street West
                      President, Eber &         Suite 700
                      Associates                Toronto, Ontario
                                                M4W 3R1

J. Trevor Eyton       Director and Chairman of  P.O. Box 762
Canadian              The Edper Group Limited;  Suite 4440, BCE Place
                      Chairman, Brascan         181 Bay Street
                      Limited                   Toronto, Ontario
                                                M5J 2T3

Robert J. Harding     Director of The Edper     P.O. Box 770
Canadian              Group Limited; President  Suite 4440, BCE Place
                      and Chief Executive       181 Bay Street
                      Officer, Hees             Toronto, Ontario
                      International Bancorp     M5J 2T3
                      Inc.
John M. Judson        Director of The Edper     9 Country Club Drive
Canadian              Group Limited; Corporate  Etobicoke, Ontario
                      Director                  M9A 3J3

David W. Kerr         Director and Co-Chief     P.O. Box 755
Canadian              Executive Officer of The  Suite 4100, BCE Place
                      Edper Group Limited;      181 Bay Street
                      Chairman and Chief        Toronto, Ontario
                      Executive Officer,        M5J 2T3
                      Noranda Inc.

Arthur G. MacKenzie   Director of The Edper     Arthur McKenzie
American              Group Limited;            Productions, Inc.
                      President, Arthur         22 Arrowhead Road
                      MacKenzie Productions,    Weston, Kansas  02193
                      Inc.

George E. Myhal       Director of The Edper     P.O. Box 762
Canadian              Group Limited;            Suite 4400, BCE Place
                      President and Chief       181 Bay Street
                      Executive Officer,        Toronto, Ontario
                      Trilon Financial          M5J 2T3
                      Corporation

Michael F.B. Nesbitt  Director of The Edper     Montrose Investment
Canadian              Group Limited; President  Co. Ltd.
                      and Chief Executive       Suite 1110
                      Officer, Montrose         200 Graham Avenue
                      Investment Co. Ltd.       Winnipeg, Manitoba
                                                R3C 4L5

Michael R. Smith      Director of The Edper     Smith & Zolchelyi
Canadian              Group Limited; Partner,   60 Bloor Street West
                      Smith & Zoldhelyi         Suite 301
                                                Toronto, Ontario
                                                N4S 3B8

Timothy R. Price      Director and President    P.O. Box 762
Canadian              of The Edper Group        Suite 4400, BCE Place
                      Limited; Chairman, Hees   181 Bay Street
                      International Bancorp     Toronto, Ontario
                      Inc.                      M5J 2T3

Brian D. Lawson       Vice-President and        P.O. Box 762
Canadian              Secretary of The Edper    Suite 4400, BCE Place
                      Group Limited; Managing   181 Bay Street
                      Partner, Merchant         Toronto, Ontario
                      Banking of Hees           M5J 2T3
                      International Bancorp
                      Inc.

HEES INTERNATIONAL BANCORP INC.
- -------------------------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

James C. Bacon        Director of Hees          26 Edge Hill Road
Canadian              International Bancorp     Etobicoke, Ontario
                      Inc., Business            K9A 4N4
                      Consultant

Peter F. Bronfman     Director of Hees          P.O. Box 770
Canadian              International Bancorp     Suite 4440, BCE Place
                      Inc.; Senior Chairman     181 Bay Street
                      of the Edper Group        Toronto, Ontario
                      Limited                   M5J 2T3

Maurice J. Closs      Director of Hees          136 Marine Dr. East
Canadian              International Bancorp     St. Clair Beach,
                      Inc.; Corporate Director  Ontario
                                                N8N 3Z4

Jack L. Cockwell      Director of Hees          P.O. Box 762
Canadian              International Bancorp     Suite 4400, BCE Place
                      Inc.; President and       181 Bay Street
                      Chief Executive Officer,  Toronto, Ontario
                      Brascan Limited           M5J 2T3

A. Gordon Craig       Director of Hees          NetStar Communications
Canadian              International Bancorp     Inc.
                      Inc.; Chairman and Chief  2225 Sheppard Avenue
                      Executive Officer,        East,
                      NetStar Communications    Suite 100
                                                Willowdale, Ontario
                                                M2J 2T3

J. Trevor Eyton       Director of Hees          P.O. Box 762
Canadian              International Bancorp     Suite 4400, BCE Place
                      Inc.; Chairman of Brascan 181 Bay Street
                      Limited                   Toronto, Ontario
                                                M5J 2T3

Roger D. Garon        Director of Hees          Vetoquinol W.A. Inc.
Canadian              International Bancorp     c/o 120 rue Ferland
                      Inc.; President, Multi-   Apt. # 11-
                      Vet Ltd.                  Verdun, Quebec
                                                H3E 1L1

Robert J. Harding     Director, President and   P.O. Box 770
Canadian              Chief Executive Officer   Suite 4440, BCE Place
                      of Hees International     181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

David W. Kerr         Director of Hees          P.O. Box 755
Canadian              International Bancorp     Suite 4100, BCE Place
                      Inc.; Chairman and Chief  181 Bay Street
                      Executive Officer of      Toronto, Ontario
                      Noranda Inc.              M5J 2T3

Allen T. Lambert      Director of Hees          Suite 3300
Canadian              International Bancorp     P.O. Box 1
                      Inc.; Group Chairman,     Toronto-Dominion Bank
                      Financial Services        Tower
                                                Toronto-Dominion
                                                Centre
                                                Toronto, Ontario
                                                N5J 2T3

Philip B. Lind        Director of Hees          Rogers Communications
Canadian              International Bancorp     Inc.
                      Inc.; Vice-Chairman,      Scotia Plaza
                      Rogers Communications     40 King Street West
                      Inc.                      Suite 6400
                                                Toronto, Ontario
                                                M5N 3Y2

Michael F. B.         Director of Hees          Montrose Investment
Nesbitt               International Bancorp     Co. Ltd.
Canadian              Inc.; President and       #1110, 200 Graham
                      Chief Executive Officer,  Avenue
                      Montrose Investment Co.   Winnipeg, Manitoba
                      Ltd.                      R3C 4L5

Timothy R. Price      Director and Chairman of  P.O. Box 762
Canadian              Hees International        Suite 4400, BCE Place
                      Bancorp Inc.              181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Peter F. Turner       Director of Hees          Office of the Warden
Canadian              International Bancorp     Hart House
                      Inc.; Warden, Hart        University of Toronto
                      House, University of      7 Hart House Circle
                      Toronto                   Toronto, Ontario
                                                M5S 1A1

J. Bruce Flatt        Managing Partner and      P.O. Box 762
Canadian              Executive Vice-President  Suite 4400, BCE Place
                      of Hees International     181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

Timothy W. Casgrain   Managing Partner,         P.O. Box 770
Canadian              Operations of Hees        Suite 4400, BCE Place
                      International Bancorp     181 Bay Street
                      Inc.                      Toronto, Ontario
                                                M5J 2T3

Brian D. Lawson       Managing Partner,         P.O. Box 770
Canadian              Merchant Banking of Hees  Suite 4400, BCE Place
                      International Bancorp     181 Bay Street
                      Inc.                      Toronto, Ontario
                                                M5J 2T3

Edwin B. Nordholm     Managing Partner and      P.O. Box 770
Canadian              General Counsel of Hees   Suite 4400, BCE Place
                      International Bancorp     181 Bay Street
                      Inc.                      Toronto, Ontario
                                                M5J 2T3

John C. Tremayne      Managing Partner and      P.O. Box 770
Canadian              Chief Financial Officer   Suite 4400, BCE Place
                      of Hees International     181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

Manfred J. Walt       Managing Partner,         P.O. Box 770
Canadian              Financial Services of     Suite 4400, BCE Place
                      Hees International        181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

Anne Arone            Vice President and        P.O. Box 770
                      Corporate Secretary of    Suite 4400, BCE Place
                      Hees International        181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

Donald R. Craw        Vice-President,           P.O. Box 770
Canadian              Equipment Leasing of      Suite 4400, BCE Place
                      Hees International        181 Bay Street
                      Bancorp Inc.              Toronto, Ontario
                                                M5J 2T3

Steven J. Douglas     Vice-President and        P.O. Box 770
Canadian              Controller of Hees        Suite 4400, BCE Place
                      International Bancorp     181 Bay Street
                      Inc.                      Toronto, Ontario
                                                M5J 2T3

Stacy Yew             Associate Treasurer of    P.O. Box 770
Canadian              Hees International        Suite 4400, BCE Place
                      Bancorp Inc.              181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3


BRASCAN LIMITED
- ---------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

Roberto P. Cezar de   Director of Brascan       Brascan Brazil Inc.
Andrade               Limited; Group Chairman,  Rua Lauro Muller,
Brazilian             Brazilian Operations;     116 - 29(degree) andar
                      Chairman and Chief        CEP. 22299.900,
                      Executive Officer of      Botafogo
                      Brascan Brazil            Rio de Janeiro, Brazil

Conrad M. Black       Director of Brascan       Argus Corporation
Canadian              Limited;                  Limited
                      Chairman and Chief        10 Toronto Street
                      Executive Officer of      Toronto, Ontario
                      Hollinger Inc. and Argus  M5C 2B7
                      Corporation Limited;
                      Chairman, The Telegraph
                      plc; Chairman, Executive
                      Committee, John Fairfax
                      Holdings Limited

Peter F. Bronfman     Director of Brascan       P.O. Box 770
Canadian              Limited; Senior Chairman  Suite 4440, BCE Place
                      and Director of The       181 Bay Street
                      Edper Group Limited       Toronto, Ontario
                                                M5J 2T3

Jack L. Cockwell      Director, President and   P.O. Box 762
Canadian              Chief Executive Officer   Suite 4400, BCE Place
                      of Brascan Limited        181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Robert A. Dunford     Director of Brascan       P.O. Box 762
Canadian              Limited; Group Chairman,  Suite 4400, BCE Place
                      Power Generation          181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

J. Trevor Eyton       Director and Chairman of  P.O. Box 762
Canadian              Brascan Limited           Suite 4400, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Rhys T. Eyton         Director of Brascan       9700 Glenelg Avenue,
Canadian              Limited; Corporate        R.R. #2
                      Director                  Sidney, British
                                                Columbia
                                                V8L 5H4
Julia E. Foster       Director of Brascan       21 St. Clair Avenue
Canadian              Limited; President of     East,
                      Olympic Trust of Canada   Suite 900
                                                Toronto, Ontario
                                                M4T 1L9

Edwin A. Goodman      Director of Brascan       Goodman Phillips &
Canadian              Limited; Partner of       Vineberg
                      Goodman Phillips &        Barristers &
                      Vineberg (law firm)       Solicitors
                                                Suite 2400, Box
                                                250 Yonge Street
                                                Toronto, Ontario
                                                M5B 2M6

Lewis B. Harder       Director of Brascan       Suite 505
American              Limited; Chairman of the  220 East 42nd Street
                      Board of International    New York, NY
                      Mining Corporation        10017 U.S.A.

Patrick J. Keenan     Director of Brascan       Keewhit Investments
Canadian              Limited; Chairman and     Limited
                      Chief Executive Officer   120 Adelaide Street
                      of Keewhit Investments    West, Suite 1850
                      Limited                   Toronto, Ontario
                                                M5H 1T1

V. Maureen Kempston   Director of Brascan       General Motors of
Darkes                Limited; Vice-President   Canada Limited
Canadian              of General Motors         1908 Colonel Sam Drive
                      Corporation and           Oshawa, Ontario
                      President and General     L1H 8P7
                      Manager of General
                      Motors of Canada Limited

David W. Kerr         Director of Brascan       P.O. Box 755
Canadian              Limited; Chairman and     Suite 4100, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Noranda Inc.           Toronto, Ontario
                                                M5J 2T3

Neville W. Kirchmann  Director of Brascan       70 Rosehill Avenue
Canadian              Limited; Corporate        Apartment 105
                      Director                  Toronto, Ontario
                                                M4T 2W7

Allen T. Lambert      Director of Brascan       P.O. Box 762
Canadian              Limited; Group Chairman,  Suite 4400, BCE Place,
                      Financial Services        181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Paul M. Marshall      Director and Vice-        P.O. Box 762
Canadian              Chairman of Brascan       Suite 4400, BCE Place
                      Limited; Group Chairman,  181 Bay Street
                      Natural Resources;        Toronto, Ontario
                      Chairman and President    M5J 2T3
                      of Brascade Resources
                      Inc.

Harold P. Milavsky    Director of Brascan       Quantico Capital Corp.
Canadian              Limited; Chairman,        1920 Bankers Hall
                      Quantico Capital Corp.    855 - 2nd Street S.W.
                                                Calgary, Alberta
                                                T2P 4J7

Alfred Powis          Director of Brascan       P.O. Box 762
Canadian              Limited; Corporate        Suite 4400, BCE Place
                      Director                  181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

John A. Scrymgeour    Director of Brascan       Interior Holdings
Canadian              Limited; Corporate        (Bermuda) Ltd.
                      Director                  P.O. Box HM 1558
                                                Vallis Building, 3rd
                                                Floor
                                                Hamilton HM FX
                                                Bermuda

George S. Taylor      Director of Brascan       120 Adelaide Street
Canadian              Limited; Corporate        West
                      Director                  Suite 1850
                                                Toronto, Ontario
                                                M5H 1T1

Edward C. Kress       Executive Vice-President  P.O. Box 762
Canadian              of Brascan Limited        Suite 4400, BCE Place,
                                                181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Aaron W. Regent       Senior Vice-President     P.O. Box 762
Canadian              and Chief Financial       Suite 4400, BCE Place,
                      Officer of Brascan        181 Bay Street,
                      Limited                   Toronto, Ontario, M5J
                                                2T3

Anne Arone            Vice-President and        P.O. Box 762
Canadian              Secretary of Brascan      Suite 4400, BCE Place,
                      Limited                   181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Gillian M. Churchill  Vice-President,           P.O. Box 762
Canadian              Administration of         Suite 4400, BCE Place,
                      Brascan Limited           181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Alan V. Dean          Vice-President,           P.O. Box 762
Canadian              Corporate Development of  Suite 4400, BCE Place,
                      Brascan Limited           181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Trevor K. Kerr        Vice-President,           P.O. Box 762
Canadian              Treasurer of Brascan      Suite 4400, BCE Place,
                      Limited                   181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Blake D. Lyon         Vice-President,           P.O. Box 762
Canadian              Controller of Brascan     Suite 4400, BCE Place,
                      Limited                   181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

Rose Mary Rosada      Associate Treasurer of    P.O. Box 762
Canadian              Brascan Limited           Suite 4400, BCE Place,
                                                181 Bay Street,
                                                Toronto, Ontario, M5J
                                                2T3

NORANDA INC.
- ------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

Alex G. Balogh        Director and Deputy       P.O. Box 755
Canadian              Chairman of Noranda Inc.  Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Andre Berard          Director of Noranda       600 rue de La
Canadian              Inc.; Chairman of the     Gauchetiere Ouest
                      Board and Chief           4th Floor
                      Executive Officer of      Montreal, Quebec
                      National Bank of Canada   H3B 4L2


J.W. Bud Bird         Director of Noranda       Suite 203, Park Office
Canadian              Inc.;                     Centre
                      President of Bird         440 Wilsey Road
                      Holdings Ltd.             Fredericton, New
                                                Brunswick
                                                E3B 7G5

Peter F. Bronfman     Director of Noranda       P.O. Box 770
Canadian              Inc.; Senior Chairman     Suite 4440, BCE Place
                      and Director of The       181 Bay Street
                      Edper Group Limited       Toronto, Ontario
                                                M5J 2T3

Jack L. Cockwell      Director of Noranda       P.O. Box 762
Canadian              Inc.; President and       Suite 4400, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Brascan Limited        Toronto, Ontario
                                                M5J 2T3

Rene Dufour           Director of Noranda       Dept. of Mineral
Canadian              Inc.; Professor and       Engineering
                      Assistant to the          2900 Edouard-Montpetit
                      President, Mineral        P.O. Box 6079
                      Engineering Department,   Station Centre Ville
                      Ecole Polytechnique       Montreal, Quebec
                                                H3C 3A7

J. Trevor Eyton       Director of Noranda       P.O. Box 762
Canadian              Inc.; Chairman of         Suite 4400, BCE Place
                      Brascan Limited           181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Robert J. Harding     Director of Noranda       P.O. Box 770
Canadian              Inc.; President and       Suite 4440, BCE Place
                      Chief Executive Officer   181 Bay Street
                      of Hees International     Toronto, Ontario
                      Bancorp Inc. (merchant    M5J 2T3
                      banking)
David W. Kerr         Director of Noranda       P.O. Box 755
Canadian              Inc.; Chairman and Chief  Suite 4100, BCE Place
                      Executive Officer of      181 Bay Street
                      Noranda Inc.              Toronto, Ontario
                                                M5J 2T3

E. Peter Lougheed     Director of Noranda       4500 Bankers Hall East
Canadian              Inc.; Partner, Bennett    855- 2nd Street S.W.
                      Jones Verchere (law       Calgary, Alberta
                      firm)                     T2K 4K7

James W. McCutcheon   Director of Noranda       P.O. Box 48, Suite
Canadian              Inc.; Counsel, McCarthy   4700
                      Tetrault (law firm)       Toronto-Dominion Bank
                                                Tower
                                                Toronto, Ontario
                                                M5K 1E6

W. Darcy McKeough     Director of Noranda       30 Dover Street
Canadian              Inc.;                     Chatham, Ontario
                      Chairman of McKeough      N7L 1S6
                      Investments Ltd. (rental
                      properties)
Ronald W. Osborne     Director of Noranda       Suite 3700
Canadian              Inc.; President,          1000 rue de La
                      BCE Inc.                  Gauchetiere Ouest
                                                Montreal, Quebec
                                                H3B 4Y7

Alfred Powis          Director of Noranda       P.O. Box 755
Canadian              Inc.;                     Suite 4100, BCE Place
                      Corporate Director        181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

E. Courtney Pratt     Director and President    P.O. Box 755
Canadian              of Noranda Inc.           Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Barbara J. Rae        Director of Noranda       3-2206 Folkstone Way
Canadian              Inc.; Corporate Director  West Vancouver
                                                British Columbia
                                                V7S 2X7

David L. Bumstead     Executive Vice-President  P.O. Box 755
Canadian              of Noranda Inc.           Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Alan R. Thomas        Chief Financial Officer   P.O. Box 755
Canadian              of Noranda Inc.           Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Rick J. Anderson      Senior Vice-President,    P.O. Box 755
Canadian              Finance of Noranda Inc.   Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Frank Frantisak       Senior Vice-President,    P.O. Box 755
Canadian              Environmental Services    Suite 4100, BCE Place
                      of Noranda Inc.           181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

David Goldman         Senior Vice-President of  1 Adelaide Street East
Canadian              Noranda Inc.; President   Suite 2700
                      and Chief Executive       Toronto, Ontario
                      Officer of Noranda        M5C 2Z6
                      Metallurgy Inc.

Irwin J. Itzkovitch   Senior Vice-President,    Noranda Technology
Canadian              Technology & Director of  Centre
                      Noranda Technology        240 Hymus Boulevard
                      Centre of Noranda Inc.    Pointe Claire, Quebec
                                                H9R 1G5

Michael J. Knuckey    Senior Vice-President of  1 Adelaide Street East
Canadian              Noranda Inc.; President   Suite 2700
                      and Chief Executive       Toronto, Ontario
                      Officer of Noranda        M5C 2Z6
                      Mining and Exploration
                      Inc.

Michael R. Frilegh    Vice-President,           P.O. Box 755
Canadian              Treasurer of Noranda      Suite 4100, BCE Place
                      Inc.                      181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Greg R.E. Georgeff    Vice-President,           P.O. Box 755
Canadian              Information Services of   Suite 4100, BCE Place
                      Noranda Inc.              181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

David C. Hambley      Vice-President, Human     P.O. Box 755
Canadian              Resources of Noranda      Suite 4100, BCE Place
                      Inc.                      181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Michael Lefebvre      Vice-President, Quebec    Place Montreal Trust
Canadian              of Noranda Inc.           1800 avenue McGill
                                                College
                                                Suite 2400
                                                Montreal, Quebec
                                                H3A 3J6

George M. Penna       Vice-President, Taxation  P.O. Box 755
Canadian              of Noranda Inc.           Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Tom E. Phelps         Vice-President,           P.O. Box 755
Canadian              Investments and           Suite 4100, BCE Place
                      Strategic Planning of     181 Bay Street
                      Noranda Inc.              Toronto, Ontario
                                                M5J 2T3

Helen Reeves          Vice-President,           P.O. Box 755
Canadian              Communications            Suite 4100, BCE Place
                      of Noranda Inc.           181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Kevin N. Thompson     Vice-President,           P.O. Box 755
Canadian              Secretary and General     Suite 4100, BCE Place
                      Counsel of Noranda Inc.   181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Edward O. Villeneuve  Vice-President,           P.O. Box 755
Canadian              Environmental Projects,   Suite 4100, BCE Place
                      Audits and Industrial     181 Bay Street
                      Hygiene of Noranda Inc.   Toronto, Ontario
                                                M5J 2T3

Steven Astritis       Assistant Secretary of    P.O. Box 755
Canadian              Noranda Inc.              Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

William M. O'Henly    Assistant Secretary of    P.O. Box 755
Canadian              Noranda Inc.              Suite 4100, BCE Place
                                                181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

Lance S. Tigert       Assistant Treasurer of    1 Adelaide Street East
Canadian              Noranda Inc.; Vice-       Suite 2700
                      President, Finance of     Toronto, Ontario
                      Noranda Mining and        M5C 2Z6
                      Exploration Inc.


BRENDA MINES LTD.
- -----------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

David L. Bumstead     Director and President    P.O. Box 755
Canadian              of Brenda Mines Ltd.;     Suite 4100, BCE Place
                      Executive Vice-President  181 Bay Street
                      of Noranda Inc.           Toronto, Ontario
                                                M5J 2T3

Mitchell H. Gropper   Director of Kerr Addison  P.O. Box 10424
Canadian              Mines Limited; Partner,   Pacific Centre
                      McCarthy Tetrault         Suite 1300
                      (law firm)                777 Dunsmuir Street
                                                Vancouver, B.C.
                                                V7Y 1K2

Michael J. Knuckey    Director of Brenda Mines  1 Adelaide Street East
Canadian              Ltd.; President and       Suite 2700
                      Chief Executive Officer   Toronto, Ontario
                      of Noranda Mining and     M5C 2Z6
                      Exploration Inc.

Rick J. Anderson      Treasurer of Brenda       P.O. Box 755
Canadian              Mines Ltd.; Senior Vice-  Suite 4100, BCE Place
                      President, Finance of     181 Bay Street
                      Noranda Inc.              Toronto, Ontario
                                                M5J 2T3

Michael R. Frilegh    Assistant Treasurer of    P.O. Box 755
Canadian              Brenda Mines Ltd.; Vice-  Suite 4100, BCE Place
                      President, Treasurer of   181 Bay Street
                      Noranda Inc.              Toronto, Ontario
                                                M5J 2T3

Daniel E. Hamilton    Controller of Brenda      P.O. Box 755
Canadian              Mines Ltd.; Group         Suite 4100, BCE Place
                      Controller, Corporate of  181 Bay Street
                      Noranda Inc.              Toronto, Ontario
                                                M5J 2T3

John B. Sage          Secretary of Brenda       1 Adelaide Street East
Canadian              Mines Ltd.; Corporate     Suite 2700
                      Secretary of Noranda      Toronto, Ontario
                      Metallurgy Inc.;          M5C 2Z6
                      Corporate Secretary of
                      Noranda Mining and
                      Exploration Inc.


KERR ADDISON MINES LIMITED
- --------------------------
                      Principal Business
                      Position with             Address (or Residence
                      Corporation; Principal    Address if no Business
Name; Citizenship     Occupation, if Different  Address Available)
- -----------------     ------------------------  ------------------

Alex G. Balogh        Director of Kerr Addison  P.O. Box 755
Canadian              Mines Limited; Deputy     Suite 4100, BCE Place
                      Chairman of Noranda Inc.  181 Bay Street
                                                Toronto, Ontario
                                                M5J 2T3

David L. Bumstead     Director and Chairman of  P.O. Box 755
Canadian              Kerr Addison Mines        Suite 4100, BCE Place
                      Limited; Executive Vice-  181 Bay Street
                      President of Noranda      Toronto, Ontario
                      Inc.                      M5J 2T3

Mitchell H. Gropper   Director of Kerr Addison  P.O. Box 10424
Canadian              Mines Limited Partner,    Pacific Centre
                      McCarthy Tetrault         Suite 1300
                      (law firm)                777 Dunsmuir Street
                                                Vancouver, B.C.
                                                V7Y 1K2

Jeffrey A. Snow       Director, President and   1 Adelaide Street East
Canadian              Chief Executive Officer   Suite 2700
                      of Kerr Addison Mines     Toronto, Ontario
                      Limited; Vice-President   M5C 2Z6
                      and General Counsel of
                      Noranda Metallurgy Inc.;
                      Vice-President and
                      General Counsel of
                      Noranda Mining and
                      Exploration Inc.

Daniel E. Hamilton    Controller of Kerr        P.O. Box 755
Canadian              Addison Mines Limited;    Suite 4100, BCE Place
                      Group Controller,         181 Bay Street
                      Corporate of Noranda      Toronto, Ontario
                      Inc.                      M5J 2T3

John B. Sage          Secretary of Kerr         1 Adelaide Street East
Canadian              Addison Mines Limited;    Suite 2700
                      Corporate Secretary of    Toronto, Ontario
                      Noranda Metallurgy Inc.;  M5C 2Z6
                      Corporate Secretary of
                      Noranda Mining and
                      Exploration Inc.


                           SCHEDULE 2
                           ----------

                     Joint Filing Statement
                     ----------------------

      In accordance with Rule 13d-1(f) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Battle Mountain Gold Company and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 29th day of July, 1996.


                              NORANDA INC.


                              By: /s/George M. Penna
                                  ------------------------------
                                  Name:  George M. Penna
                                  Title:  Vice-President, Taxation


                              PARTNERS LIMITED


                              By: /s/Brian D. Lawson
                                  ----------------------------
                                  Name:  Brian D. Lawson
                                  Title: Secretary-Treasurer

                              THE EDPER GROUP LIMITED


                              By: /s/Brian D. Lawson
                                  -----------------------------
                                  Name:  Brian D. Lawson
                                  Title: Vice President and
                                         Secretary


                              HEES INTERNATIONAL BANCORP INC.


                              By: /s/Anne Arone
                                  -----------------------------
                                  Name:  Anne Arone
                                  Title: Vice President and
                                         Corporate Secretary


                              BRASCAN LIMITED


                              By: /s/Anne Arone
                                  -----------------------------
                                  Name:  Anne Arone
                                  Title: Vice President and
                                         Secretary


                              BRENDA MINES LTD.


                              By: /s/David L. Bumstead
                                  -----------------------------
                                  Name:  David L. Bumstead
                                  Title: President


                              KERR ADDISON MINES LIMITED


                              By: /s/David L. Bumstead
                                  -----------------------------
                                  Name:  David L. Bumstead
                                  Title: Chairman